Exhibit 99.1

Red Robin Appoints Cammie Dunaway to the Board of Directors

Greenwood Village, Colo. – June 26, 2014 – Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB) today announced the appointment of Cammie Dunaway, U.S. President and Global Chief Marketing Officer for KidZania, to its Board of Directors, effective June 24, 2014. Dunaway’s election fills an existing vacancy on the Board and brings the total number of directors to eight.

“Cammie Dunaway is an outstanding addition to our Board of Directors,” said Pattye Moore, Red Robin’s Board Chair. “We will benefit from her extensive experience bridging marketing and technology in consumer brands with multi-generational appeal.”

Dunaway has more than 25 years of marketing and general management experience, having previously served as Executive Vice President for Nintendo, where she oversaw all sales and marketing activities for the company in the United States, Canada, and Latin America. Prior to joining Nintendo, Dunaway was Chief Marketing Officer for Yahoo! where she led consumer, enterprise, and partnership marketing initiatives, from brand and marketing communications to product planning and positioning. During her 13-year tenure with Frito-Lay, Dunaway held various senior leadership positions.

Dunaway served on the board of Brunswick Industries, and as a member of the Nominating and Corporate Governance Committee, from 2006 to 2014. She holds a Bachelor of Science degree in business administration from the University of Richmond and an M.B.A. from Harvard Business School.

“I’m very pleased to join the Red Robin Board of Directors and look forward to contributing to the Company’s efforts to engage guests and create value for shareholders,” said Dunaway.

About Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB)
Red Robin Gourmet Burgers, Inc. (www.redrobin.com), a casual dining restaurant chain founded in 1969 that operates through its wholly-owned subsidiary, Red Robin International, Inc., is the Gourmet Burger Authority™, famous for serving more than two dozen craveable, high-quality burgers with Bottomless Steak Fries® in a fun environment welcoming to guests of all ages. In addition to its many burger offerings, Red Robin serves a wide variety of salads, soups, appetizers, entrees, desserts and signature Mad Mixology® Beverages. Red Robin offers a variety of options behind the bar, including its extensive selection of local and regional beers, and innovative adult beer shakes and cocktails, recently earning the restaurant the 2014 VIBE Vista Award for Best Beer Program in a Multi-Unit Chain Restaurant. There are nearly 500 Red Robin® restaurants across the United States and Canada, including Red Robin’s Burger Works® locations and those operating under franchise agreements. Red Robin… YUMMM®! Connect with Red Robin on Facebook and Twitter.

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